UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO AGUILAR
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	March 1, 2023

AENZA

Consolidated Results Report
2022
March 1, 2023

This management discussion and analysis (MD&A) should be used in combination with the financial statements for the fourth quarter 2022(2022).

The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados

Strategy

Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.

Our strategy for the next years is to focus on the following initiatives:

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures.*

Relevant Information

- *On October 25, 2022, our Colombian subsidiary Morelco S.A.S. (owned by Cumbra Peru S.A.) signed an EPC (engineering, procurement and construction) contract with Ecopetrol S.A. for the development of the integral solution for the treatment facilities and auxiliary services of the Santa Monica plant. The contract amounts to USD 212.5 million + VAT and the execution period is 22 months.*

- *On November 9, 2022, we announced a change in the ratio between our American Depositary Shares (ADSs) and common shares (ADS Ratio) from an ADS ratio of 1 ADS to 5 common shares to a new ADS ratio of 1 ADS to 15 common shares (Ratio Change). On November 22, 2022, the ADS holders exchanged 3 existing ADSs for 1 new ADS.*

- *On November 11, 2022, Lima Airport Partners S.R.L. and the Inti Punku Consortium-consisting of Sacyr Construcción S.A., Sucursal del Perú, Sacyr Construcción Perú S.A.C. and Cumbra Perú S.A.-have signed an addendum to the contract called "Contrato Diseño, Ingeniería, Suministro y Construcción a Suma Alzada (EPC), signed on September 30, 2021, for the execution of the works related to the new passenger terminal. The addendum includes the resizing of infrastructure, which increases the airport's capacity, and the inclusion of new facilities. The amount of the addendum is USD 350 MM + VAT and the execution term is 36 months. Cumbra's participation reaches 49% in the Inti Punku Consortium.*

- *On December 1, 2022, Ms. Zoila María Horna Zegarra joined the Company as Corporate Legal Vice President. Ms. Horna has extensive and successful experience in corporate, financial, civil, administrative and regulatory law.*

- *On December 2, 2022, our subsidiary VIVA Negocio Inmobiliario S.A.C. has entered into a Loan Agreement for up to US$ 25 MM with Corporación Interamericana de Inversiones-BID Invest. This facility is comprised of two tranches and will mature on the tenth anniversary of the signing date.*

- *On December 16, 2022, our subsidiary Concesionaria Via Expresa Sur S.A. and the Metropolitan Municipality of Lima have signed an act of caducity by mutual agreement of the Concession Contract of the Via Expresa Sur Project dated August 8, 2013 as part of the commitments of the Plea Agreement.*

Executive Summary

As of 2022, our projects are developing in a normalized manner and without significant effects related to the COVID-19 sanitary emergency. Thus, in the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and the Line 1 of the Lima Metro, operating at 100% capacity, is recovering pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022. Finally, the Engineering and Construction area increased the production volume of its projects under execution and the Real Estate business increased the sale of industrial lots increased.

	Subsidiaries	% Revenues	% adj. EBITDA	Type of Service	Term	% AENZA
Infrastructure	Norvial	5.1%	21.3%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
	Survial	1.6%	-0.2%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
	Canchaque	0.2%	0.2%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
	UNNA Transporte	6.1%	3.2%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
	Línea 1	8.3%	28.3%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
	La Chira	0.1%	0.2%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	13.5%	30.0%	95% (consolidated)		
	Upstream Services	6.2%	11.9%	Block III	2015-2045	100.00%
				Block IV	2015-2045	
				Block V	1993-2023	
	Natural Gas Plant	1.6%	4.0%	Gas Processing Plant owned by UNNA Energia since 2006		
	Storage and Distribution	1.6%	4.2%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Real Estate	Viva	7.8%	33.6%	Real estate development company	-	99.54% (ii)
Engineering & Construction	Cumbra Perú	33.3%	-10.7%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	98.87%
	Vial y Vives	15.0%	-2.8%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	94.49%
	Morelco	3.4%	0.8%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
	Cumbra Ingeniería	4.8%	-0.7%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Note: *The Consolidated Results Report presents the accumulated figures as of 2021 and 2022. References made to "2021", "2022" and "Fourth Quarter" are made to the period of twelve months from January 01 to December 31 of the corresponding year.*

2022 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 4,388 MM** during 2022, 11.2% higher than the result obtained in 2021*
- ✓ *Gross Profit amounted to **S/ 450 MM** in 2022, a 8.0% increase compared to 2021*
- ✓ *Consolidated Adjusted EBITDA was **S/ 576 MM** in 2022, 24.4% higher than the result obtained in 2021*
- ✓ *A Net Loss of **S/ 455 MM** was registered in 2022, 245.3% higher than the result obtained in 2021*
- ✓ *Backlog amounted to **US$ 1,395 MM** as of 2022 and the recurrent businesses amounted to **US$ 859 MM,** reaching a total of **US$ 2,253 MM** Backlog plus recurrent businesses, equivalent to **1.96x** the annual revenues*

QUARTERLY REVENUES
(S/ MM)


1,206
1,049
1,050
1,081
1,208
4Q 21
1Q 22
2Q 22
3Q 22
4Q 22

QUARTERLY ADJUSTED EBITDA
(S/ MM)


134
139
139
125
172
4T 21
1T 22
2T 22
3T 22
4T 22

REVENUES BY SEGMENT
as of 2022


8%
14%
22%
57%
0%
10%
20%
30%
40%
50%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

GROSS PROFIT BY SEGMENT
as of 2022


36%
25%
47%
-8%
-20%
0%
20%
40%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

ADJUSTED EBITDA BY SEGMENT
as of 2022


33%
29%
51%
-13%
-20%
0%
20%
40%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

Consolidated Results

Income Statement (Thousands of S/)	2021	2022	Var %
Revenues	3,947,549	4,387,832	11.2%
GROSS PROFIT	**416,980**	**450,143**	**8.0%**
Administrative expenses	(180,230)	(162,598)	-9.8%
Other income and expenses, net	1,306	(287,715)	-
OPERATIONAL INCOME	**238,056**	**(170)**	**-100.1%**
Financial (expense) income, net	(209,077)	(228,126)	9.1%
Participation in Associates	(641)	1,907	397.5%
Exchange rate difference	(47,211)	(269)	-99.4%
PROFIT BEFORE INCOME TAX	**(18,873)**	**(226,658)**	**-1101.0%**
Income tax	(49,774)	(129,869)	160.9%
Non-controlling interest	(36,429)	(98,717)	-171.0%
NET INCOME	**(131,850)**	**(455,244)**	**-245.3%**
EBITDA	**379,613**	**461,329**	**21.5%**
Adjusted EBITDA	**462,781**	**575,876**	**24.4%**

Financial Ratios	2021	2022
Gross Margin	10.6%	10.3%
Operating Margin	6.0%	0.0%
Net Margin	-3.3%	-10.4%
EBITDA Margin	11.7%	13.1%
Financial Liabilities	1,840,822	1,749,806

Balance Sheet (Thousands S/)	2021	2022
Current Assets	2,891,992	2,827,208
Non Current Assets	3,009,814	3,119,607
Total Assets	**5,901,806**	**5,946,815**
Current Liabilities	2,327,285	2,661,411
Non Current Liabilities	2,099,587	1,926,586
Total Liabilities	**4,426,872**	**4,587,997**
Equity	1,221,176	1,069,479
Minority Interests	253,758	289,339
Total Equity	**1,474,934**	**1,358,818**
Total Liabilities and Equity	**5,901,806**	**5,946,815**

EBITDA (Thousand of S/)	2022
Initial EBITDA	80,884
Extraordinary adjustments to EBITDA	**284,630**
Civil damages	258,266
Impairments - Chavimochic	14,525
Impairment (accounts receivable)	9,436
Impairment of goodwill - Vial y Vives- DSD	2,403
EBITDA	**461,329**
Line 1 adjustment *	70,704
Viva adjustment *	43,842
adjusted EBITDA	**575,876**

*More information in Annex - Section ii)

Revenues

Revenues at the end of 2022 reached S/ 4,387.8 MM, 11.2% higher than the figure reported at the end of 2021. In the Real Estate area, higher revenues are explained by the sale of an industrial land in Almonte. In the Energy area, sales increased due to higher oil prices and CGN. In the Infrastructure area, sales increased mainly due to an increase in Norvial's traffic, in Line 1 due to tariff indexation, and in Survial and UNNA Transportation by the higher execution of maintenance. Likewise, Engineering and Construction sales increased mainly due to the higher production volume in the projects under execution, mainly due to the Quellaveco project with Angloamerican, the contracts with LAP for the construction of the 2nd runway and the Jorge Chavez airport terminal, and in Vial y Vives for the Quebrada Blanca project.

Gross Profit

Consolidated Gross Profit increased 8.0% in 2022, mainly due to the Real Estate business from the sale of land in Almonte. The sale of industrial lots has a substantially higher margin than housing units, and no land was sold during 2021. Likewise, the increase is explained by the Infrastructure business (Line 1 and Norvial) and Energy (due to the increase in oil prices). This is partially offset by the settlement agreement between Cumbra and Tecnicas Reunidas de Talara in relation to the Talara Refinery Modernization Project for which a loss of US$ 25 MM is recorded and by the provision of US$ 11.2 MM due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009.

Operational Income

Administrative expenses at year-end 2022 decreased 9.8% vs. 2021, reaching 3.7% of sales compared to 4.6% at year-end 2021. The decrease in general expenses was mainly due to various reorganization processes carried out during 2021.

Other Operating Expenses at the end of 2022 registered the provision related to the Plea Agreement. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in line with the signing of the Final Plea Agreement between the Company, the Attorney General's Office and the Public Prosecutor's Office in September 2022. Likewise, the total provision is recorded in AENZA S.A.A., therefore in line with this, a provision was recorded in Holding (S/ 324.5 MM), partially offset by the reversal of the provision in Cumbra (S/ 41.7 MM) and Unna Transporte (S/ 24.5 MM). Additionally, Other Operating Expenses recorded a provision in the Chavimochic project for S/ 14.5 MM for the impairment of the Investment and the net effect in Cumbra and Holding for the sale of Cumbra's 43.32% participation in Viva to AENZA S.A.A. This action is intended to strengthen AENZA's investment in Viva and was valued at a market price of US$ 45.4 MM (S/ 173.3 MM).

As a result, Operating Income decreased in 2022 compared to 2021, with a margin of 0.0% in 2022 vs. 6.0% in 2021.

Financial Expenses

In 2022, net Financial Expenses increased by 9.1% vs. 2021, mainly due to interest payments related to the Convertible Bond and the Bridge Loan. Also, it includes the restatement of the present value of the account receivable related to the Gasoducto Sur Peruano project (S/ 63.3 MM).

The dollar went from 3.998 in 2021 to 3.82 in 2022. Considering the net position of assets and liabilities in dollars, this generates a positive impact on the exchange difference.

Net income

Consolidated Net Loss in 2022 was S/ 455.2 MM. The net margin went from −3.3% in 2021 to −10.4% in 2022.

EBITDA

Adjusted EBITDA in 2022 increased 24.4% compared to 2021, going from S/ 462.8 MM to S/ 575.9 MM.

Further details on the variations in figures are described in each of the business areas shown next.

CAPEX

CAPEX (Thousands of US$)	2021	2022	Var %
Infrastructure	14,277	14,404	0.9%
Energy	13,712	54,694	298.9%
Engineering & Construction	3,243	-29,762	-1017.7%
Real Estate	-	-	-
Holding	428	32,685	7536.9%
Consolidated	**31,661**	**72,020**	**127.5%**

As of 2022, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 84.1% of the Infrastructure CAPEX corresponds to Line 1, mainly related to infrastructure and rolling stock spare parts. The divestment related to E&C (US$ 32.7 MM) corresponds to the sale of Cumbra's 43.32% interest in Viva to AENZA S.A.A. This figure is reflected as CAPEX in AENZA S.A.A.

As of 2021, 88.8% of the Infrastructure CAPEX corresponds to Line 1, related to infrastructure and rolling stock spare parts. 73.1% of the Energy Business CAPEX corresponds to the drilling of wells.

Consolidated Results

Backlog

Consolidated Backlog (US$ 1,395 MM) plus the Recurrent Businesses (US$ 859 MM) amounted to a total backlog of US$ 2,253 MM at the end of 2022, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.96 years.

From the total Backlog registered at the end of 2022, US$ 830.1 MM will be executed during 2023, US$ 442.4 MM during 2024 and US$ 122.1 MM during 2025. From the recurrent businesses US$ 266.9 MM in 2023, US$ 283.5 MM during 2024 and US$ 308.3 MM in 2025.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

During 4Q2022, our Colombian subsidiary Morelco (owned by Cumbra) signed an EPC contract with Ecopetrol for the development of the integrated solution for the treatment facilities and auxiliary services of the Santa Monica plant. The contract amounts to USD 212.5 million + VAT and the execution period is 22 months.

Likewise, Lima Airport Partners S.R.L. and the Inti Punku Consortium - conformed by Sacyr Construcción S.A., Sucursal del Perú, Sacyr Construcción Perú S.A.C. and Cumbra Perú S.A.- have signed an addendum to the contract for the execution of the works related to the new passenger terminal at Lima airport. The addendum includes the resizing of infrastructure, which increases the airport's capacity, and the inclusion of new facilities. The amount of the addendum is USD 350 MM + VAT and the execution term is 36 months. Cumbra's participation reaches 49% in the Inti Punku Consortium.

For further details on the backlog, please go to the appendix page.

Consolidated Backlog (US$ MM)


1,935
2,035
1,998
1,979
2,253
651
799
816
809
859
1.96
1.96
1.87
1.76
1.96
1,285
1,236
1,182
1,170
1,395
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
2021 vs. 2022


Energy 25%
Engineering & Construction 44%
Real Estate 2%
Infrastructure 29%
Energy 28%
Engineering & Construction 40%
Real Estate 2%
Infrastructure 30%

Backlog by Sector
2021 vs. 2022


Others, 3.9%
Mining Projects, 18%
Transport, 42%
Oil and Gas, 34%
Water and Sewage, 0.2%
Real Estate, 2%
Others 0.1%
Mining Projects 11%
Transport 44%
Oil and Gas 43%
Real Estate 2%
Water and Sewage 0.1%

Backlog by Type of Client
2021 vs. 2022


Private 49%
Concessions 47%
Public 5%
Concessions 52%
Private 35%
Public 13%

Backlog by Geography
2021 vs. 2022


Chile 9%
Colombia 5%
Peru 86%
Colombia 12%
Chile 4%
Peru 83%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 2022 amounted to US$ 458.1 MM (S/ 1,749.8 MM).

Of the total Financial Debt, US$ 23.4 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 255.2 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. Likewise, US$ 121.4 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 42.6 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 15.5 MM correspond to leasings under IFRS 16.

Debt by Business Unit


Engineering & Construction 3%
Holding 29%
Norvial dividend monetization 9%
Real Estate 3%
Energy 8%
Infraestructure 48%

Debt by Currency


Chilean peso, 0.3%
Colombian peso, 0.7%
US Dollars, 47.3%
Soles, 51.8%

Financial Liabilities (US$ Thousands)

	4Q2021	1Q2022	2Q2022	3Q2022	4Q2022
Working Capital + Leasing	58,695	50,706	27,107	25,759	23,428
Project Finance	256,156	270,139	260,179	250,187	255,158
Corporate Debt	-	-	-	-	-
Total banking debt	**314,851**	**320,845**	**287,286**	**275,946**	**278,586**
Convertible bond	89,047	-	-	-	-
Bridge Loan	-	-	119,314	120,386	121,407
Total financial debt	**403,898**	**320,845**	**406,600**	**396,331**	**399,993**
Accounting record (IFRIC) for the sale of economic rights of Norvial	41,490	42,323	44,439	44,734	42,605
Leasings (IFRS 16)	15,047	16,055	15,013	15,141	15,467
Total	**460,436**	**379,223**	**466,052**	**456,206**	**458,064**

Maturity of Financial Liabilities (US$ Thousands)


170,514
45,773
107,099
134,679
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 2022 amount to US$ 574.6 MM (S/ 2,194.8 MM).

Surety Bonds by Business Unit


Energy 9%
Real Estate 1%
Infraestructure 15%
Engineering & Construction 75%

Surety Bonds by Type


Finished Works - Performance Bond 9%
Others 4%
Advance Payment 28%
Performance Bond 59%

Infrastructure

<u>Revenues</u>
Infrastructure sales in 2022 increased 16.1% vs. 2021. Norvial's revenues increased due to higher traffic and tariff indexation, Line 1 revenues due to tariff indexation, and Survial's and UNNA Transporte's sales due to higher maintenance execution. This was partially offset by lower additional works in Canchaque.

<u>Norvial</u>
Norvial Revenues increased 20.8% from S/ 197.1 MM in 2021 to S/ 238.0 MM in 2022. The increase in revenues was mainly due to higher traffic compared to 2021 and an increase in the toll rate.

Revenues from lightweight vehicles increased 8.4% in 2022 from S/ 50.7 MM in 2021 to S/ 55.0 MM in 2022, with an increase of 0.8% of vehicles transiting the road. In addition, revenues from heavyweight traffic increased 13.9% from S/ 132.9 MM in 2021 to S/ 151.3 MM in 2022, with an increase of 6.1% of vehicles transiting the road.

<u>Line 1 of the Lima Metro</u>
Line 1 Revenues increased 11.4% compared to the sales reported in 2021, due to an increase in the tariff.

The Gross Profit of the Infrastructure area increased 37.5% from S/ 165.3 MM in 2021 to S/ 227.3 MM in 2022, reporting a gross margin of 22.6% as of 2022. The increase is mainly explained by higher traffic in Norvial, and higher prices due to tariff indexation in Norvial and Line 1.

Administrative expenses decreased 15.1% in 2022 compared to 2021, reaching 2.4% of sales compared to 3.4% at the end of 2021. The decrease was due to the reduction in personnel costs.

Other Operating Income in 2022 registered the reversal of the provision for the Plea Agreement in Unna Transporte for S/ 24.5 MM, due to the fact that the recording is made in the Holding Company. This was partially offset by the provision for labor proceedings in Norvial and a provision for an administrative process in Line 1.

The net exchange rate difference decreased in 2022 compared to 2021. In 2021, an exchange loss was recorded in Survial and Line 1, due to a higher dollar asset position. Likewise, in 2021 an exchange loss was recorded in Line 1, due to a higher asset position in dollars.

Net Income reached S/ 112.2 MM in 2022, reporting an increase of 47.6% compared to 2021. This is explained by the results described above, registering a net margin of 11.1%, higher than the 8.8% margin of 2021.

Adjusted EBITDA was S/ 330.9 MM in 2022, with an EBITDA margin of 32.8%. Of the total EBITDA of the Infrastructure area, 54% corresponds to Line 1 of the Lima Metro and 40% to Norvial.

Income Statement (Thousands of S/)	2021	2022	Var %
Revenues	867,947	1,007,748	16.1%
GROSS PROFIT	**165,279**	**227,338**	**37.5%**
Administrative expenses	(28,976)	(24,614)	-15.1%
Other income and expenses, net	2,164	22,251	928.2%
OPERATIONAL INCOME	**138,467**	**224,975**	**62.5%**
Financial (expense) income, net	(30,765)	(25,572)	-16.9%
Participation in Associates	-	-	0.0%
Exchange rate difference	(1,828)	(3,840)	110.1%
PROFIT BEFORE INCOME TAX	**105,874**	**195,563**	**84.7%**
Income tax	(29,897)	(51,904)	73.6%
Non-controlling interest	(1)	(31,492)	-
NET INCOME	**75,976**	**112,167**	**47.6%**
EBITDA	**200,047**	**260,193**	**30.1%**
Adjusted EBITDA	**264,389**	**330,897**	**25.2%**

Financial Ratios	2021	2022
Gross Margin	19.0%	22.6%
Operating Margin	16.0%	22.3%
Net Margin	8.8%	11.1%
EBITDA Margin	30.5%	32.8%
Financial Liabilities	884,116	856,107

Norvial (M S/)	2021	2022
Revenues	197,137	238,043
Revenues from operation	183,574	206,304
-Lightweight vehicles	50,687	54,960
-Heavyweight vehicles	132,886	151,344
Construction Revenues	13,563	31,739
EBITDA	117,242	132,770
EBITDA from operation	116,432	131,420
EBITDA from construction	810	1,350
Lightweight traffic (units)	6,976,388	7,031,459
Heavyweight traffic (units)	4,433,410	4,703,690

Line 1 (M S/)	2021	2022
Revenues	348,915	388,811
Revenues from operation	348,915	388,811
PKT2	221,996	252,118
PKT3	121,140	139,677
PKTA	15,850	7,138
Construction Revenues	-	-
EBITDA	134,177	176,934
EBITDA from operation	134,177	176,934
EBITDA from construction	-	-
Total km travelled	5,256,975	5,001,421
Trains (units)	44	44

Infrastructure

Revenues (Million of S/)

2021


197
259
349
60
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2022


238
289
389
87
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

EBITDA (Million of S/)

2021


117
11
134
1
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2022


133
20
177
0
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

Net Income (Million of S/)

2021


23
-1
32
1
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2022


30
33
52
-3
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

<u>Backlog.</u>
The Infrastructure Area reported a Backlog of US$ 525.9 MM in 2022, and a total of US$ 208.6 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 191.3 MM in 2023, US$ 169.3 MM in 2024 and US$ 165.4 MM in 2025. In Norvial, US$ 62.5 MM will be executed in 2023, US$ 71.3 MM in 2024 and US$ 74.8 MM in 2025.

Backlog (Million of US$)
as of 2022


165
194
205
197
209
446
493
516
542
526
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022
Backlog
Norvial

Energy

Energy Business Revenues increased by 17.0% from S/ 541.9 MM in 2021 to S/ 633.8 MM in 2022, mainly due to higher oil prices. As of 2022, 65% of sales correspond to the Upstream Services business, 15% to the Gas Plant, 16% to the Terminals business and 5% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services revenues as of 2022 were 24.7% higher than the figures reported in 2021. The average oil price went from US$ 68.73/bbl in 2021 to US$ 93.04/bbl in 2022, which offset the similar production of barrels per day (from 3,049 BPD in 2021 to 3,065 BPD in 2022) due to the suspension of well drilling as a consequence of the pandemic until 3Q2021. On June 21, 2022, the first drilling campaign for Block III began. On the other hand, the drop in gas production from 7.7 MPCD in 2021 to 5.5 MPCD in 2022 was due to the termination of Block I concession in December 2021.

Revenues associated with the Natural Gas Plant increased 3.2% in 2022 compared to 2021, mainly due to higher CGN price in 2022 (US$ 78.60/bbl) vs. 2021 (US$ 69.30/bbl).

Revenues related to the Storage and Distribution business increased 2.6% in 2022 compared to 2021 due to the annual tariff adjustment.

The Gross Profit of the Energy area increased from S/ 110.1 MM in 2021 to S/ 118.9 MM in 2022, reporting a gross margin of 18.8% as of 2022. The increase is mainly explained by the increase in the price of oil and the increase in the tariffs of the Storage and Distribution business, partially offset by higher royalties.

Administrative expenses were lower in 2022 compared to 2021, reaching 2.2% of revenues compared to 2.7% at the end of 2021. A write-off of office assets was recorded in 2021 in line with the pandemic.

Other Operating Income in 2022 recorded an accounting adjustment for the valuation of abandoned wells and facilities for S/ 2.9 MM.

Financial Expenses increased by 34.2% related to a loan of US$ 15 MM for the investments in the upstream business.

Net Income reached S/ 56.8 MM in 2022, reporting an increase of 10.7% compared to 2021. This is explained by the results described above, registering a net margin of 9.0%, lower than the 9.5% margin of 2021.

EBITDA was S/ 187.1 MM in 2022, with an EBITDA margin of 29.5%.

Income Statement (Thousands of S/)	2021	2022	Var %
Revenues	541,859	633,792	17.0%
GROSS PROFIT	**110,078**	**118,934**	**8.0%**
Administrative expenses	(14,575)	(13,942)	-4.3%
Other income and expenses, net	(4,400)	3,538	-180.4%
OPERATIONAL INCOME	**91,103**	**108,530**	**19.1%**
Financial (expense) income, net	(11,368)	(15,259)	34.2%
Participation in Associates	2,833	3,098	9.4%
Exchange rate difference	(2,303)	(1,574)	-31.7%
PROFIT BEFORE INCOME TAX	**80,265**	**94,795**	**18.1%**
Income tax	(22,469)	(30,905)	37.5%
Non-controlling interest	(6,502)	(7,090)	-9.0%
NET INCOME	**51,294**	**56,800**	**10.7%**
EBITDA	**173,664**	**187,098**	**7.7%**

Financial Ratios	2021	2022
Gross Margin	20.3%	18.8%
Operating Margin	16.8%	17.1%
Net Margin	9.5%	9.0%
EBITDA Margin	32.0%	29.5%
Financial Liabilities	148,739	139,209

Energy Business (M S/)	2021	2022
Revenues	541,859	633,792
EBITDA	173,664	187,098
Upstream Services		
Revenues	327,882	408,792
EBITDA	86,764	103,704
Oil production (Bpd average)	3,049	3,065
Gas production (MCFPD average)	7.70	5.50
Oil price (average US$)	68.73	93.04
Natural Gas Plant		
Revenues	90,929	93,833
EBITDA	34,485	31,489
MMCFPD (average)	30.41	31.70
LPG price (average US$)	60.83	60.90
CNG price (average US$)	69.30	78.60
Terminales (Storage and Distribution)		
Revenues	96,569	99,077
Distribution Revenues	34,754	35,165
Storage Revenues	53,079	57,045
EBITDA	38,014	31,598

Revenues (Million of S/.)
2021 vs 2022


542
634
2021
2022

EBITDA (Million of S/.)
2021 vs 2022


174
187
2021
2022

Net Income (Million of S/.)
2021 vs 2022


51
57
2021
2022

Backlog (Million of US$)
as of 2022


511
640
658
648
682
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022

Backlog
The Backlog of the Energy Area as of 2022 was US$ 682.3 MM.

The total Backlog will be executed as follows: US$ 214.7 MM in 2023, US$ 223.0 MM in 2024 and US$ 244.5 MM in 2025.

Real Estate

Revenues in 2022 were higher than those reported in 2021, due to the sale of an industrial site in Almonte, partially offset by lower activity in the Parques del Mar and Piura projects.

Units delivered in 2022 were lower than in 2021 (1,310 units vs. 1,515 units). Likewise, housing units sold in 2022 were lower than in 2021 (1,036 units vs. 1,434 units).

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar and Parques de Huancayo.

90% of the projects are being executed in Lima, while 10% are being executed in the province.

The increase in Gross Profit in 2022 (+314.5%) is mainly explained by a higher margin related to an increase in the sale of industrial lots vs. 2021. The sale of industrial lots has a substantially higher margin than housing units, and during 2021 no land was sold in Almonte due to the pandemic. Gross margin increased from 17.6% in 2021 to 47.4% in 2022.

Administrative expenses in 2022 increased 6.8% compared to 2021, mainly due to an increase in third party consulting services to improve processes.

Other Operating Expenses increased mainly due to a provision made in the accounts receivable of the Ancon project for S/. 5.8 MM, offset by the sale of the Line 1 stands business owned by Viva (S/. 1.6 MM) and the recovery of an alcabala in the Almonte project (S/. 1.1 MM).

The decrease in Net Financial Expenses in 2022 (-51.3%) is explained by an increase in Financial Income related to the lot business, a project in the traditional housing business, an accounting adjustment of the present value of the accounts receivable of the Ancon project for S/ 8.0 MM, and lower financial expenses due to the amortization of debt. This is partially offset by an accounting adjustment of the present value of the accounts receivable of the Panorama project for S/ 5.6 MM.

Income Statement (Thousands of S/)	2021	2022	Var %
Revenues	239,391	367,276	53.4%
GROSS PROFIT	**42,025**	**174,185**	**314.5%**
Administrative expenses	(14,911)	(15,932)	6.8%
Other income and expenses, net	1,337	(5,014)	475.0%
OPERATIONAL INCOME	**28,451**	**153,239**	**438.6%**
Financial (expense) income, net	(9,691)	(4,722)	-51.3%
Participation in Associates	831	626	-24.7%
Exchange rate difference	13	(983)	7661.5%
PROFIT BEFORE INCOME TAX	**19,604**	**148,160**	**655.8%**
Income tax	(6,644)	(46,773)	604.0%
Non-controlling interest	(12,166)	(61,488)	-405.4%
NET INCOME	**794**	**39,899**	**4925.1%**
EBITDA	**36,912**	**165,885**	**349.4%**
Adjusted EBITDA	**55,738**	**209,727**	**276.3%**

Financial Ratios	2021	2022
Gross Margin	17.6%	47.4%
Operating Margin	11.9%	41.7%
Net Margin	0.3%	10.9%
EBITDA Margin	23.3%	57.1%
Financial Liabilities	74,380	53,970

Delivered Housing Units	2021	2022
Delivered Housing Units		
Affordable Housing	1,437	1,272
Traditional Housing	77	35
Others	1	3
Delivered Housing Units (M S/)		
Affordable Housing	201,717	195,746
Traditional Housing	20,830	12,176
Others	16,844	159,354

The Exchange rate difference is explained by the decrease in the exchange rate, which generated a loss on the dollar position held by the company in the Panorama project in 2022.

Net Income went from S/ 0.8 MM in 2021 to a Net Income of S/ 39.9 MM in 2022. Adjusted EBITDA was S/ 209.7 MM in 2022, with a margin of 57.1%.

Revenues (Million of S/)
2021 vs 2022


239
367
2021
2022

EBITDA (Million of S/)
2021 vs 2022


56
210
2021
2022

Net Income (Million of S/)
2021 vs 2022


1
40
2021
2022

Housing units delivered and sold


350
304
297
210
225
660
173
296
250
591
4Q 21
1Q 22
2Q 22
3Q 22
4Q 22
Delivered Housing Units
Sold Housing Units

Backlog (Million of US$)
as of 2022


80
60
40
20
-
45
56
53
59
44
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022

Backlog

The Backlog of the Real Estate Area as of 2022 was US$ 44.0 MM. The projects included in the Backlog are: Parque Comas, Carabayllo, Los Parques del Mar, among others.

The total of the Backlog will be executed as follows: US$ 39.1 MM in 2023 and US$ 4.9 MM in 2024.

Engineering and Construction

The Engineering and Construction Area reflected a 4.0% increase in sales in 2022 vs. 2021, due to the higher production volume in the projects under execution, mainly in Cumbra in the Quellaveco project, the contracts with LAP for the construction of the 2nd runway and the new Terminal of the Jorge Chavez airport in Lima, and in Vial y Vives in the Quebrada Blanca project. This was partially offset by lower activity in Cumbra Ingeniería in the GoldFields and Talara projects.

Gross profit decreased by 128.5% in 2022, decreasing the area's gross margin from 5.6% in 2021 to -1.5% in 2022. The lower profit recorded in 2022 was mainly due to the transactional agreement between Cumbra and Técnicas Reunidas de Talara in relation to the Talara Refinery Modernization Project for which a loss of US$ 25 MM was recorded and the provision of US$ 11.2 MM due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009. In addition, a profit of US$ 13.5 MM was recorded in the MAPA project in Chile explained by the change in the E&C revenue and cost recognition methodology during 4Q2022 (Note iv).

Other Operating Income in 2022 records the reversal of the plea agreement provision for S/ 41.7 MM, because the recording is registered in the Holding company, and the income from the sale of Cumbra's 43.32% interest in Viva to AENZA S.A.A. for US$ 12.7 MM. Additionally, in 2022 an impairment of the trademark in Vial y Vives-DSD for S/ 2.4 MM was recorded. In 2021, Other Operating Expenses registered an increase in the provision for a fine from INDECOPI for S/ 25.7 MM, offset by an income of S/ 70.3 MM from the renegotiation of the Put of Morelco.

Income Statement (Thousands of S/)	2021	2022	Var %
Revenues	2,560,138	2,661,906	4.0%
GROSS PROFIT	**142,900**	**(40,734)**	**-128.5%**
Administrative expenses	(125,711)	(126,844)	0.9%
Other income and expenses, net	43,685	75,282	72.3%
OPERATIONAL INCOME	**60,874**	**(92,296)**	**-251.6%**
Financial (expense) income, net	(65,985)	(61,221)	-7.2%
Participation in Associates	(1,574)	17,342	-
Exchange rate difference	(53,344)	(13,005)	-75.6%
PROFIT BEFORE INCOME TAX	**(60,029)**	**(149,180)**	**-148.5%**
Income tax	(17,509)	(10,654)	-39.2%
Non-controlling interest	2,899	1,873	-35.4%
NET INCOME	**(74,639)**	**(157,961)**	**-111.6%**
EBITDA	**51,834**	**(83,756)**	**-261.6%**

Financial Ratios	2021	2022
Gross Margin	5.6%	-1.5%
Operating Margin	2.4%	-3.5%
Net Margin	-2.9%	-5.9%
EBITDA Margin	2.0%	-3.1%
Financial Liabilities	168,176	46,944

As a consequence of the results explained above, the operating result was—S/ 92.3 MM as of 2022, with an operating margin of −3.5%.

Financial Expenses decreased 7.2% in 2022, from S/ 66.0 MM in 2021 to S/ 61.2 MM in 2022. This is mainly explained by the amortization of the syndicated loan with the funds of the convertible bond in 2021 and the bridge loan in April 2022, and the amortization of the debt with Santander in relation to the Tecnicas Reunidas project.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities and the revaluation of the sol in the period.

The Net Loss was S/ 158.0 MM in 2022, with a Net Margin of −5.9%. EBITDA was - S/ 85.1 MM in 2022, equivalent to a margin of −3.2%, explained by the operating results described above.

Revenues (Million of S/.)
2021 vs 2022


287
224
2021
2022
Cumbra Ingeniería
Cumbra

EBITDA (Million of S/.)
2021 vs 2022


16
2021
Cumbra
Cumbra Ingeniería

Net Income (Million of S/.)
2021 vs 2022


-9
Cumbra
Cumbra Ingeniería

Backlog. The Engineering and Construction Area reported a backlog of US$ 958.3 MM as of 2022, which will be executed as follows: US$ 644.9 MM in 2023 and US$ 313.4 MM in 2024.

During 4Q2022, our Colombian subsidiary Morelco signed an EPC contract with Ecopetrol for the development of the integral solution for the treatment facilities and auxiliary services of the Santa Monica plant. The contract amounts to USD 212.5 million + VAT and the execution period is 22 months. In addition, Lima Airport Partners S.R.L. and Consorcio Inti Punku have signed an addendum to the contract for the execution of the works related to the new passenger terminal at Lima airport. The amount of the addendum is USD 350 MM + VAT and the execution term is 36 months. Cumbra's participation amounts to 49% in the Inti Punku Consortium.

Backlog (Million of US$)
as of 2022


1,250
1,000
750
500
250
-
907
806
740
703
958
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022

Backlog by Type of Contract


Lump SUM
1%
EPC
30%
Unit Prices
69%

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Income Statement (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Revenues	238,043	77,340	289,138	10,004	388,811	4,412	633,792	2,437,690	224,216	367,276	4,387,832
GROSS PROFIT	**84,878**	**866**	**17,132**	**2,524**	**119,729**	**2,209**	**118,934**	**(52,754)**	**12,020**	**174,185**	**450,143**
Administrative expenses	(4,422)	(2,100)	(4,713)	(1,626)	(10,806)	(947)	(13,942)	(110,713)	(16,131)	(15,932)	(162,598)
Other income and expenses, net	(1,679)	(123)	27,095	-	(3,042)	-	3,538	79,339	(4,057)	(5,014)	(290,614)
OPERATIONAL INCOME	**78,777**	**(1,357)**	**39,514**	**898**	**105,881**	**1,262**	**108,530**	**(84,128)**	**(8,168)**	**153,239**	**(170)**
Financial (expense) income, net	(20,218)	(477)	(342)	(297)	(4,322)	84	(15,259)	(58,259)	(2,962)	(4,722)	(228,126)
Participation in Associates	-	-	-	-	-	-	3,098	17,342	-	626	1,907
Exchange rate difference	(178)	(2,853)	33	(355)	(473)	(14)	(1,574)	(13,758)	753	(983)	(269)
PROFIT BEFORE INCOME TAX	**58,381**	**(4,687)**	**39,205**	**246**	**101,086**	**1,332**	**94,795**	**(138,803)**	**(10,377)**	**148,160**	**(226,658)**
Income tax	(14,262)	1,627	(6,699)	(253)	(31,836)	(481)	(30,905)	(10,993)	339	(46,773)	(129,869)
Non-controlling interest	(14,559)	-	380	-	(17,313)	-	(7,090)	789	1,084	(61,488)	(98,717)
NET INCOME	**29,560**	**(3,060)**	**32,886**	**(7)**	**51,937**	**851**	**56,800**	**(149,007)**	**(8,954)**	**39,899**	**(455,244)**
EBITDA	**132,770**	**(1,295)**	**20,239**	**938**	**106,230**	**1,311**	**187,098**	**(79,593)**	**(4,163)**	**165,885**	**461,329**
ADJUSTED EBITDA					**176,934**					**209,727**	**575,876**

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Balance Sheet (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Cash and Cash Equivalents	83,733	28,204	15,711	2,542	171,747	2,910	104,553	202,033	7,704	111,487	917,554
Other Current Assets	17,734	16,010	105,101	3,796	184,041	1,035	152,224	1,003,574	131,745	400,061	1,909,654
Current Assets	**101,467**	**44,214**	120,812	**6,338**	**355,788**	**3,945**	**256,777**	**1,205,607**	**139,449**	**511,548**	**2,827,208**
Non Current Assets	**320,589**	**21,321**	**18,764**	**631**	**698,535**	**22,966**	**659,686**	**813,021**	**10,095**	**178,701**	**3,119,607**
Total Assets	**422,056**	**65,535**	**139,576**	**6,969**	**1,054,323**	**26,911**	**916,463**	**2,018,628**	**149,544**	**690,249**	**5,946,815**
Borrowings	41,490	108	3,481	108	31,220	6	38,612	21,881	1,864	43,118	651,362
Other Current Liabilities	29,803	44,128	92,241	2,060	96,049	1,324	167,499	1,508,382	113,692	208,181	2,010,049
Current Liabilities	**71,293**	**44,236**	95,722	**2,168**	**127,269**	**1,330**	**206,111**	**1,530,263**	**115,556**	**251,299**	**2,661,411**
Borrowings	177,505	120	3,058	120	598,753	138	100,597	4,388	2,092	10,852	1,098,444
Other Non Current Liabilities	6,478	-	7,911	493	92,023	24,592	160,243	146,722	267	0	828,142
Non Current Liabilities	**183,983**	**120**	**10,969**	**613**	**690,776**	**24,730**	**260,840**	**151,110**	**2,359**	**10,852**	**1,926,586**
Total Liabilities	**255,276**	**44,356**	**106,691**	**2,781**	**818,045**	**26,060**	**466,951**	**1,681,373**	**117,915**	**262,151**	**4,587,997**
Equity attributable to controlling interest in the Company	111,743	21,178	32,885	4,186	177,208	851	417,970	334,924	28,283	287,306	1,069,479
Non-controlling Interest	55,037	1	-0	2	59,070	-	31,542	2,331	3,346	140,792	289,339
Total Equity	**166,780**	**21,179**	**32,885**	**4,188**	**236,278**	**851**	**449,512**	**337,255**	**31,629**	**428,098**	**1,358,818**
Total Liabilities and Equity	**422,056**	**65,535**	**139,576**	**6,969**	**1,054,323**	**26,911**	**916,463**	**2,018,628**	**149,544**	**690,249**	**5,946,815**

Appendix: Backlog Report to 2022

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests					Backlog Total	Annual Backlog		
			TOTAL	1Q - 2022	2Q -2022	3Q -2022	4Q -2022		2022	2023	2024+
SURVIAL	24,115	20,223	32,773	2,260	3,546	25,344	1,623	36,665	18,237	9,090	9,338
CANCHAQUE	7,899	2,667	302	275	-35	163	-101	5,534	2,626	2,685	223
LA CHIRA	3,510	1,155	832	-159	237	280	475	3,187	1,154	1,013	1,021
LINE 1 - LIMA METRO	258,863	101,783	144,301	61,400	26,456	20,500	35,944	301,381	100,460	100,460	100,460
UNNA TRANSPORTE	151,365	65,426	93,240	29,053	33,995	18,695	11,497	179,179	68,806	56,062	54,311
INFRASTRUCTURE	**445,752**	**191,254**	**271,448**	**92,829**	**64,198**	**64,982**	**49,438**	**525,946**	**191,283**	**169,310**	**165,352**
CUMBRA	605,950	415,930	379,111	19,224	105,309	63,884	190,695	569,130	363,841	205,289	0
VyV-DSD	179,850	193,428	113,267	43,874	-27,290	62,759	33,923	99,688	99,688	0	0
MORELCO	98,393	37,564	214,075	22,964	1,001	-9,263	199,372	274,904	169,881	105,023	0
CUMBRA INGENIERÍA	24,444	58,695	48,797	3,751	26,528	6,562	11,957	14,546	11,481	3,065	0
ENGINEERING & CONSTRUCTION	**908,636**	**705,618**	**755,250**	**89,813**	**105,548**	**123,942**	**435,948**	**958,268**	**644,891**	**313,377**	**0**
VIVA	44,985	95,832	94,802	18,029	12,724	15,844	48,205	43,954	39,083	4,872	0
REAL ESTATE	**44,985**	**95,832**	**94,802**	**18,029**	**12,724**	**15,844**	**48,205**	**43,954**	**39,083**	**4,872**	**0**
Eliminations	-113,472	0	-20,027	-4,518	-9,490	-5,779	-241	-133,499	-45,135	-45,135	-43,229
TOTAL	**1,285,901**	**992,704**	**1,101,472**	**196,153**	**172,980**	**198,990**	**533,349**	**1,394,669**	**830,122**	**442,424**	**122,124**

Appendix: Recurrent Businesses Report to 2022

Figures in Thousands of US$

Company	Initial	Executed Backlog	New Requests					Total	Annual		
			TOTAL	1Q - 2022	2Q -2022	3Q -2022	4Q -2022		2022	2023	2024+
UNNA ENERGIA	591,836	165,914	256,351	72,235	70,844	29,398	83,874	682,273	214,741	222,985	244,547
NORVIAL	165,345	62,262	105,536	42,794	24,108	8,063	30,570	208,620	62,543	71,271	74,805
Eliminations	-25,868	0	-6,300	-10,019	-11,275	10,769	4,225	-32,168	-10,371	-10,714	-11,082
TOTAL	**731,313**	**228,176**	**355,587**	**105,011**	**83,678**	**48,230**	**118,669**	**858,725**	**266,913**	**283,542**	**308,269**

Appendix: Corporate Structure


AENZA
unna Infraestructura
unna Energía
VIVA
CUMBRA
Línea 1 Metro de Lima 75.00%
norvial 67.00% 1
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
Energy 95.00%
VIVA 99.54% 2
Almonte 50.45%
CUMBRA 99.39%
CUMBRA Ingeniería 89.41% 3
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 94.49%
MORELCO UNA EMPRESA DE CUMBRA 100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.

(2) 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.

(3) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Notes to the Consolidated Results Report

i) Adexus

As of December 31, 2021, the sale of Adexus was recorded in the Financial Statements. As a result, the historical and for-the-period figures do not include the company as a continuous operation.

ii) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

iii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

iv) Methodology for revenue and cost recognition in the subsidiaries of the Engineering & Construction business unit

Adjustments Related to Previously Issued Consolidated Financial Statements

In connection with the preparation of the Company's consolidated financial statements, the Company identified an error in the application of its revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction segment for the year 2021. The above, in relation to accounting standard IFRS 15 "Revenue from Ordinary Activities from Contracts with Customers".

Thus, the subsequent adjustments to the aforementioned revenue and cost recognition methodology have an impact on the accounting and allocation of considerations to the performance obligations and related costs for the year ended December 31, 2021. The total effect of this adjustment is shown in the account Accumulated Results as of December 31, 2022 for a total of S/ 17,968 thousand.

The Company evaluated the application of its methodology and the adjustments implemented to it, establishing that the related impact was not material to the Company's consolidated financial statements for the year ended December 31, 2021, as presented in Note 10 of the 2022 Financial Statements.

Contacts:

Fredy Chalco Aguilar
VP of Corporate Finance
fredy.chalco@aenza.com.pe

Paola Pastor Aragón
Head of Investor Relations
paola.pastor@aenza.com.pe

www.aenza.com.pe